

Jay Kesan · 3rd

Professor, University of Illinois at Urbana-Champaign; Patent Attorney; Entrepreneur

Champaign, Illinois, United States · **Contact info**

500+ connections


University of Illinois at Urbana-Champaign

Experience


Professor & H. Ross & Helen Workman Research Scholar
University of Illinois at Urbana-Champaign
Aug 1998 – Present · 23 yrs 2 mos
Champaign, IL

Focus on patent law and policy; cybersecurity and privacy; and biofuel regulation.


Strategic Advisor and Co-Founder
Palm Energy Systems
Jun 2020 – Present · 1 yr 4 mos


Senior Intellectual Property Advisor
Liberty Access Technologies
2010 – Present · 11 yrs


Judicial Law Clerk
U.S. Fifth Circuit Court of Appeals, Hon. Patrick Higginbotham
1997 – 1998 · 1 yr
Dallas, TX


Patent Attorney
Former Firm of Pennie & Edmonds, LLP
1993 – 1997 · 4 yrs

Patent Litigation and Patent Prosecution

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Education


Georgetown University Law Center
JD, Law, summa cum laude
1993 – 1996
Activities and Societies: Georgetown Law Journal


The University of Texas at Austin
PhD, Electrical & Computer Engineering


The University of Texas at Austin

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